UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 9, 2017	By	/s/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FEBRUARY 2017 REVENUE

Hsinchu, Taiwan, March 9, 2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of February 2017.

Revenue for the month of February 2017, excluding revenue from ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), was NT$1,421.0 million or US$46.4 million, a decrease of 8.7% from the month of January 2017 and an increase of 0.5% from the same period in 2016. The figures noted below in Table 1 exclude revenue from ChipMOS Shanghai under International Financial Reporting Standards Note (1). The figures referenced in Table 2 below reflect the inclusion of revenue from ChipMOS Shanghai.

All U.S. figures in this release are based on the exchange rate of NT$30.64 to US$1.00 as of February 28, 2017.

Table 1: Consolidated Monthly Revenues (Unaudited; Excludes ChipMOS Shanghai Revenue) Note (1)

	February 2017	January 2017	February 2016	MoM Change	YoY Change
Revenues (NT$ million)	1,421.0	1,556.5	1,413.6	-8.7%	0.5%
Revenues (US$ million)	46.4	50.8	46.1	-8.7%	0.5%

Note (1): On November 30, 2016, the Company held a meeting of its Board of Directors and approved the authorization of its subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD., to sell and transfer 54.98% equity interests of the wholly-owned subsidiary ChipMOS Shanghai. As of December 31, 2016, the Company had not yet transferred the equity interest to the transaction counterparties. As a result, ChipMOS Shanghai was classified under International Financial Reporting Standards as a discontinued operation of ChipMOS and the revenue generated by ChipMOS Shanghai was excluded from the revenue disclosed above as it will be on an ongoing basis. The Company will, however, recognize 45.02% of the net income generated from ChipMOS Shanghai upon closure of its proposed joint-venture agreement, as announced on November 30, 2016.

Below table reflects monthly revenue including revenue generated by ChipMOS Shanghai.

Table 2: Consolidated Monthly Revenues (Unaudited; Includes ChipMOS Shanghai Revenue)

	February 2017	January 2017	February 2016	MoM Change	YoY Change
Revenues (NT$ million)	1,486.0	1,635.2	1,496.8	-9.1%	-0.7%
Revenues (US$ million)	48.5	53.4	48.9	-9.1%	-0.7%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS filed with the U.S. SEC.